Mail Stop 4561

February 8, 2008

Mr. Sohaib Abbasi
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

      Re: **Informatica Corporation**
             Form 10-K for the year ended December 31, 2006
             Form 10-Q for the period ended June 30, 2007
             Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and
             October 18, 2007
             File No. 0-25871

Dear Mr. Abbasi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Kathleen Collins
                            Accounting Branch Chief